FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2002

Royal Dutch Petroleum Company

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport & Trading Company p.l.c.

Shell: Performance and Competitive Advantage in Oil Products and Chemicals

At presentations to financial analysts and investors today in Houston, senior executives of the Royal Dutch/Shell Group discussed performance and plans in the Oil Products business, with a specific emphasis on the performance improvement programme in the USA.The Chemicals business was also reviewed.

The presentations emphasised the importance of cost leadership, operational excellence, customer focus, technology, active portfolio management and delivery of targets.

Paul Skinner, Group Managing Director and CEO of the Oil Products business commented, “While the first half of 2002 has seen a very challenging downstream environment, our results were ahead of our major competitors. Contributing to this robust performance were our competitive cost structure, which benefited from $2.1 billion cost improvements over the last 3 years, a strong and diversified global portfolio and dedicated customer focus throughout the organisation. Our challenge now is to extend these improvements to an Oil Products business that has grown significantly through the Equilon/Motiva, DEA and Pennzoil-Quaker State deals.”

He added, “The weak refining margins of the second quarter continued into the third quarter. There was little change in the marketing environment in the first two months of the quarter as improvements in dollar unit gross margins in Europe and Asia-Pacific contrasted with declines in Latin America and the USA. This tough business environment only strengthens our commitment to capture the benefits of our new asset platforms.”

The highlights of the Oil Products (OP) presentations were:

OP Global

•	All OP targets reaffirmed – delivery of benefits from deals and of the 3% a year unit cost reduction should give the business the capability to achieve a global ROACE of 15% at reference conditions.

•	Acceleration in the second half of 2002 of OP cost improvements; for the full year, a unit marketing cost reduction of 3% and a unit manufacturing cost reduction of 2% (dependent on refinery intake over the balance of the year) are anticipated.

•	$150 million synergy capture in 2003 from DEA acquisition reaffirmed with further upside potential in 2004. The annualised run rate of benefits from this deal has now reached $60 million.

OP in the USA

•	$400 million synergy benefits from Equilon and Motiva integration on track.

•	Selling, general and administrative (SG&A) costs in the USA targeted for 60% of 2001 levels by 2004, and workforce reductions of 1750 expected in the same period.

US refining

•	Shell’s strong position in the US refining industry was presented – Shell (100% basis) is the fourth largest US refiner and has above average refining complexity. It also benefits from an industry leading (22%) coking capacity, allowing upgrading of heavy crudes.

•	Expenditures of almost $1 billion at US refineries by 2006 to produce cleaner fuels were identified.

•	Initiatives implemented in the last two years on hydrocarbon and supply chain management are expected to deliver before tax improvements of some $70 million this year and $160 million by 2004, relative to 2001 across the US refinery network (100% basis).

•	Enhancing operational performance is a key improvement opportunity – a target range for unplanned refinery downtime of 4% has been set, in line with top quartile North American performance; across Shell’s refinery network in the USA unplanned downtime this year (to the end of August) has averaged 6.6%, a substantial improvement from 9.1% in 2001.

•	The combination of the above improvements is expected to deliver in excess of $0.30 a barrel pre tax margin improvement by 2004 compared to a 2001 baseline.

•	Structural unit cost reduction programmes in US refineries are expected to deliver at least the 3% a year improvement targeted by the Group’s Oil Products business.

US marketing

•	Shell is the leading petroleum retailer in the USA, with a number 1 or 2 market position in 20 states and a direct retail presence in 48 major metropolitan centres.

•	Shell’s Global Retail Strategy is being implemented in the USA – to provide the right customer offer, the right network, the right delivery system and all at the right cost.

•	Economic evaluation of the retail network is being carried out to support rebranding, re-imaging and rationalisation decisions; a 30% (~6000) reduction in sites is expected with only limited market share impact.

•	Reducing site count by 27% in Los Angeles has resulted in essentially unchanged branded sales – in line with experience outside of the USA. Customer retention has been strongly supported through proactive planning and by a large and active credit card base.

•	Total spend of $680 million on rebranding and re-imaging is expected — $550 million on the physical assets and $130 million on associated marketing activities. Eight hundred sites are expected to be converted by year end.

•	Marketing workforce and SG&A reductions of 35% and 40% respectively, relative to a 2000 baseline are expected by 2004.

•	The fuel proposition was strengthened with the launch in August of a new, cleaner, fuel.

US lubricants

•	With the acquisition of Pennzoil-Quaker State (PQS), Shell is now the leading gasoline and diesel engine oil marketer in the USA, with 39% of the passenger car motor oil market and 23% of the diesel engine oil market.

•	The deal is aligned with Shell’s strategy to become the leader in the Global Lubricants market (market share now 12%), and gives a stronger presence in the growing Mexican market and in the Canadian market.

•	Shell now has the industry leading position in the USA in the “do it for me” and “do it yourself” oil change markets.

•	$140 million of synergy benefits from the Pennzoil deal expected by 2004.

•	The new lubricants organisation in the USA will build on the operational effectiveness skills from Shell and consumer marketing skills from PQS.

Summarising the US Downstream presentations, Rob Routs, President and CEO of Shell Oil Products US said, “We have a major challenge in the US – and a unique opportunity. I am confident that we have the plans, the capabilities and the people to deliver.”

Chemicals

Fran Keeth, Vice President for Customer Fulfilment and Product Business Units in Shell’s Chemicals business presented the Group’s petrochemicals activities.

Shell’s competitive advantages were highlighted. These include:

•	Scale: ten of Shell’s fourteen Chemicals business rank in the top 3 globally in market share

•	Feedstocks: chemical crackers that can process heavy feedstocks provide a sustainable competitive advantage in North America. This accounts for some 50% of cracker volume now and is expected to increase to 100% by the end of the decade. Globally we are aiming to move from 40% advantaged feeds to 60%

•	Oil/chemical interface: optimising this interface both through product flows and site integration is worth some $500 million (pre/post) tax globally

•	Technology: Basell, the polyolefins joint venture with BASF, has a competitive advantage in licensing and technology. The lower olefins, propylene oxide, ethylene oxide/glycol, PDO catalyst and additives businesses also benefit from strong technology positions.

The Group’s Chemicals businesses commitment to targets was also emphasised.

•	3% unit cost reduction is targeted for this year and next and is on track

•	$0.7 — $0.8 billion a year in capital investments

•	250 million euro improvements by 2003 in Basell, and 70% integration of feedstocks

Summarising, Fran Keeth said, “We are a world class performer that can compete with other industry leaders. We will invest where we can build on our competitive advantage and we have good growth prospects – particularly in China – a market that will be a key contributor to global chemicals demand growth.”

Caution Concerning Forward-Looking Statements: This press release contains forward looking statements that are subject to risk factors associated with the oil, gas and chemicals businesses. It is believed that the expectations reflected in this release are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions, political risks, project delay or advancement, approvals and cost estimates.

Investor relations enquiries:
Bart van der Steenstraten Mike Harrop David Sexton	(Netherlands) (UK) (USA)	+31 70 377 3996 +44 207 934 6287 + 1 212 218 3112

The Hague, October 7, 2002

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport & Trading Company p.l.c.

SHELL EXPLORATION & PRODUCTION COMPANY –
MEETING TARGETS, POISED FOR CONTINUED GROWTH

Shell Exploration & Production Company (SEPCo) in the US, the largest company in the Royal Dutch/Shell Group’s EP portfolio, today told analysts it is delivering on production growth, reduction in unit operating costs and return on capital employed. Furthermore, it is poised to continue growing production, underpinned by new major deepwater hubs and satellite developments.

SEPCo is the industry leader in Gulf of Mexico deepwater production (>1500’ water depth), currently operating over 50 percent of total industry production, with equity production amounting to nearly 45 percent of the industry total. SEPCo has established a significant deepwater infrastructure, where it currently operates five tension-leg platforms (TLP), which also serve as deepwater hubs. Additionally, SEPCo operates 15 subsea satellite developments. Possessing this significant infrastructure in the Gulf of Mexico enables SEPCo to profitably tie-in remote and stranded fields efficiently and quickly, allowing fields that would not warrant development on a stand-alone basis to be successfully developed.

“But leadership is not just about volumes,” said Raoul Restucci, president and CEO of SEPCo. “Thanks to focused and successful portfolio management, great infrastructure positions and operational excellence, we continue to extend our unit margin industry leadership.”

Shell’s latest deepwater development, NaKika, is scheduled to commence production late 2003 and will include six subsea satellite fields located in water depths as deep as 7600’. Host and subsea flexibility has been included in the project design to capture future production hub value from additional future field tie-backs. Nakika will also employ SMART well technology, enabling higher productivity and minimizing future well interventions. SEPCo also illustrated several additional new developments it has in the pipeline to underpin its production growth projections.

“We are confident of sustained growth in the Gulf of Mexico,” said Restucci. “Given the high prospectivity of new and established plays and the expected contribution from new technology.”

On the wildcat and near field exploration front, SEPCo highlighted several recent deepwater discoveries, including its recently announced Great White and Deimos discoveries, and is strongly encouraged by results and looks forward to near term appraisal testing.

SEPCo also has been active on the leasehold front and over the last year has further built its leasehold position with quality prospects in a multitude of tracts, including a strong position in newly emerging plays in the Perdido Fold Belt and the Eastern Gulf of Mexico.

John Darley, director of Shell Technology EP, explained how the Shell Technology EP organizations support EP business activities in operating units around the world. It provides both specialist expertise in key technologies (such as SMART wells, underbalanced drilling, 4D reservoir imaging and expandable tubulars, as well as the recently launched MonoDiameter™ technology), as well as integrated solutions covering the full value chain of the EP business.

Shell’s technology delivery to the E&P business covers the full spectrum of activity, from research and development through to project delivery, covering the global spectrum of operating environments, from desert to deepwater production.

According to Darley, “The capability to develop and deliver technology in one location, learn from this application and build on it for deployment elsewhere is a source of competitive strength for Shell’s E&P business.

“The accelerated deployment of technology is essential both to maximize the value of the applications, as well as to move quickly up the learning curve,” said Darley. “And the ability to provide integrated solutions — combining a critical insight into leading edge technology values, while delivering a total solution in field development execution and operation — is critical to ensure continued profitability and growth in our E&P business.”

Note: SEPCo’s principal operations are in the Gulf of Mexico, Michigan and South Texas. Recent acquisitions have also been made in the Rocky Mountains, where SEPCo is actively ramping up production from its Pinedale Anticline assets. In addition, SEPCo holds a majority equity ownership in , which is California’s largest oil producer.

Caution Concerning Forward-Looking Statements: This press release contains forward looking statements that are subject to risk factors associated with the oil, gas and chemicals businesses. It is believed that the expectations reflected in this release are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions, political risks, project delay or advancement, approvals and cost estimates.

Investor relations enquiries:
Bart Van der Steenstraten Mike Harrop David Sexton	(Netherlands) (UK) (USA)	+31 70 377 3996 +44 207 934 6287 +1 212 218 3112

The Hague, October 8, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, October 9, 2002

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)